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Exhibit 99.(a)(8)

June 20, 2008

Dear Shareholder,

        On June 2, 2008, Unity Acquisition Corp. (the "Purchaser") commenced a tender offer to acquire for $26.00 per share all of the outstanding shares of common stock of USANA Health Sciences, Inc. ("USANA") not already owned by the participants in the tender offer. The Purchaser was organized by Gull Holdings, Ltd., the majority shareholder of USANA, and certain other shareholders participating in the tender offer, including Myron W. Wentz, Ph.D., USANA's Chairman and Chief Executive Officer, and David A. Wentz, USANA's President. As disclosed in the tender offer participants' offer to purchase, as of May 28, 2008, the tender offer participants owned or controlled approximately 67.9% of USANA's outstanding common stock.

        In response to the tender offer, the USANA board of directors established a Special Committee of independent directors to evaluate the tender offer on behalf of the company and its shareholders. The Special Committee consists of Robert Anciaux, Jerry G. McClain and Ronald S. Poelman.

        Enclosed is an amendment to the Solicitation/Recommendation Statement on Schedule 14D-9/A (the "Amendment") that has been prepared on behalf of USANA and authorized by the Special Committee, amending and supplementing the Statement/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on June 13, 2008 and mailed to the stockholders shortly thereafter.

        The Special Committee unanimously determined that the tender offer is inadequate and not in the best interests of the shareholders of USANA. Accordingly, the Special Committee unanimously recommends, on behalf of USANA, that the shareholders reject the tender offer and not tender their shares.

        The Special Committee made its determination after carefully considering the tender offer, the prospects and value of USANA, the fact that the Special Committee received an opinion from its financial advisor setting forth the position that the offer price is inadequate from a financial point of view, and other relevant facts and information set forth in the enclosed Amendment. The inadequacy opinion is attached to the Amendment as Annex B.

        The Special Committee encourages you to review the Amendment in its entirety.

        Thank you for your careful consideration of this matter.

                      Sincerely,

                      Ronald S. Poelman
                      Chairman of the Special Committee

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  Exhibit 99.(a)(8)